1550 Wynkoop Street, 3rd Fl Denver, Colorado 80202 (303) 893-0012 Office (303) 893-6993 Fax summit-materials.com

VIA EDGAR

    July 12, 2022

Re:     Summit Materials, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2022
Filed February 24, 2022
File No. 001-36873
Mr. John Coleman and Mr. Craig Arakawa
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Dear Messrs. Coleman and Arakawa:

Summit Materials, Inc. (the “Company,” “we,” “us” or “our”) is submitting the following responses to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated June 27, 2022, regarding the Company’s Form 10-K for the fiscal year ended January 1, 2022 filed on February 24, 2022 (the “Form 10-K”).
To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of the Company’s EDGAR-filed Form 10-K, as applicable.
Form 10-K for the Fiscal Year Ended January 1, 2022 Filed February 24, 2022
Item 2. Properties, page 33

1.We note your disclosure on page 33 that you do not consider any of your individual quarrying operations as material for disclosure purposes. Please tell us how you assess mining property materiality and how you made this determination. In your response please consider Item 1301(c)(3) of Regulation S-K which requires the inclusion of all related activities from exploration through the first point of material external sale, including processing, transportation, and warehousing. Additionally, in your response please explain the materiality of your 2 cement sites, which appears to include 2 of your approximately 250 sites and represents approximately 12% of total sales, 26% of operating income, 22% of adjusted EBITDA, and 20% of total assets.
We respectfully advise the Staff that, consistent with Items 1301(c) and 1304(a)(1) of Regulation S-K, we assess the materiality of our individual mining properties using a principles-based approach.
Item 1304(a)(1) of Regulation S-K requires a registrant to disclose the information specified in Item 1304 for each property that is “material to its business or financial condition.” Item 1304(a)(1) further provides that “[w]hen determining the materiality of a property relative to its business or financial condition, a registrant must apply the standards and other considerations specified in [Item 1301(c) of Regulation S-K]….” Item 1301(c) requires that a registrant consider (i) “both quantitative and qualitative factors, assessed in the context of the registrant’s overall business and financial condition” and (ii) for each property, as applicable, “all related activities

July 12, 2022

from exploration through extraction to the first point of material external sale, including processing, transportation, and warehousing,” when determining whether a registrant’s mining operations are material. As explained by the Staff in the Commission’s final rules for the “Modernization of Property Disclosures for Mining Registrants” (October 31, 2018) (the “Final Rules”), the ultimate governing considerations in determining materiality are the general principles reflected in Securities Act Rule 405 and Exchange Act Rule 12b-2. Further, the Staff explained in the Final Rules that, in a change from the proposed rules, Item 1301(c) does not require a determination of materiality, nor is a presumption of materiality created, simply because a registrant’s mining operations represent a certain percentage of the registrant’s total assets or measures of financial performance under U.S. generally accepted accounting principles.
As discussed below, and consistent with the foregoing, we do not consider any of our individual quarrying operations as material for disclosure purposes pursuant to Item 1304 of Regulation S-K.

Consistent with the requirements of Item 1301(c), including the aggregates and cement industries in which the Company operates, the Company considered the following quantitative and qualitative factors when assessing whether any of its individual quarrying operations is material for disclosure purposes.

Qualitative Factors Considered

All of our operations are aggregates-based businesses. At our approximately 250 mining locations, aggregates are extracted using conventional drill and blast methods. The extracted minerals are loaded on a front-end loader or excavator to a haul truck which delivers the materials to a processing plant. In some cases, the resulting material of the initial blasting activities is considered saleable at that point. In other cases, the material is placed into a crusher to arrive at multiple commercially viable sizes. At our cement facilities, after crushing, the material then moves through our plants where other elements are added to ultimately create a product which is used by our customers in making ready-mix concrete.

The storage and transportation at our aggregates locations are similar. Our hard rock and sand and gravel products are stockpiled outdoors at our facilities, prior to being loaded into trucks for final sales, while finished cement is stored indoors. The aggregates and cement materials are distributed by truck and rail. Due to the location of both cement plants located near the Mississippi River, shipment by barge is most cost-effective.
We sell building materials products to residential and non-residential construction contractors and to government entities for public infrastructure construction. Our industry involves localized market areas, and our quarry network of over 250 locations allows us to have a presence in various local markets to deliver aggregates-based materials and downstream products.

From exploration through extraction to the first point of material external sale, including processing, transportation, and warehousing, the operations at each of our mining properties are substantially similar, such that qualitatively, there are no factors that cause us to believe that any one property is a material property pursuant to Item 1304 of Regulation S-K.

Quantitative Factors Considered

We also evaluated the materiality of each of our approximately 250 aggregates-based quarries by comparing each location’s operations to the Company’s consolidated net revenue, Adjusted EBITDA and total assets, respectively, for the fiscal year ended January 1, 2022 (“Fiscal 2021”). For Fiscal 2021, our two quarries within the Cement segment each comprised approximately 6% of our consolidated net revenue and approximately 10% of our consolidated Adjusted EBITDA. For Fiscal 2021, all of our other locations, on an individual basis, represented less than 3% of the Company’s consolidated net revenue, Adjusted EBITDA and total assets, with the vast majority below 1% of such measures.

July 12, 2022

When considering the materiality of our cement reserves, we also compared our cement hard rock proven and probable mineral reserves to our total proven and probable mineral reserves and our cement hard rock measured and indicated mineral resources to our total measured and indicated mineral resources. As of January 1, 2022, our combined cement locations accounted for 13% and 3%, respectively, of our total proven and probable mineral reserves and our total measured and indicated mineral resources. Our Fiscal 2021 total annual production of cement limestone tons of 2.9 million tons was 1.4 million tons at Hannibal, MO and 1.5 million tons at Davenport, IA. As we disclosed on Page 33 of the Form 10-K, we estimate that the useful life of our reserves serving our cement businesses is 170 years, which is the weighted average of our Hannibal and Davenport operations, which account for approximately 290 and 50 years, respectively. During mine planning, we weight the overall significance of these two mineral reserves equally.

Cement segment assets as of January 1, 2022 accounted for $844 million, or 19.9% of our total assets. Total cement segment assets includes $46 million of Green America Recycling assets. Excluding the Green America Recycling assets, cement segment assets comprise 18.8% of our consolidated total assets. As of January 1, 2022, however, our net carrying values of mineral reserves, net of depletion, were approximately $14.6 million at Davenport and $13.6 million at Hannibal, representing less than 1% of our consolidated total assets. Accordingly, due to the similar tons of production at each cement site, similar carrying value of reserve balance, and the homogenous mineralogy of the Hannibal and Davenport reserves, we consider the Hannibal, MO and Davenport, IA sites as substantially equal in significance with respect to the Company’s consolidated operations.

As noted above, we estimate each of the Hannibal, MO and Davenport, IA sites is generating approximately 6% of our net revenue and approximately 10% of our Adjusted EBITDA, and the combined mineral reserves at such sites comprise less than 1% of our consolidated total assets. We also note that our average sales price of cement, which includes the crushed material from our reserves as only one component of the finished product, is significantly higher than the average sales price for our aggregates products, reflecting the additional processing and elements added during the manufacturing process.

Using the principles-based approach to the materiality provisions outlined in Item 1301 of Regulation S-K, noting the items described above, we do not consider any of our mining properties, including the Hannibal, MO and Davenport, IA properties, as a material property pursuant to Item 1304 of Regulation S-K.

2.Please disclose annual production for your properties for each of the most recently completed fiscal years preceding the filing as required by Item 1303(b)(2)(i) of Regulation S-K.
The Company acknowledges the Staff’s comment and acknowledges that Item 1303(b)(2) requests that registrants disclose, in part, an overview of the registrant’s mining properties and operations, including “aggregate annual production for the properties during each of the three most recently completed fiscal years preceding the filing.” Item 1303(b)(2)(iii), however, acknowledges that, when presenting the overview, the registrant should “include the amount and type of disclosure concerning its mining properties that is material to an investor’s understanding of the registrant’s properties and mining operations in the aggregate. This disclosure will depend upon a registrant’s specific facts and circumstances and may vary from registrant to registrant.” The Company believes that disclosing production amounts by property for each of the last three fiscal years is not material to an investor’s understanding of the Company’s properties and mining operations in the aggregate.
As noted in our response to Comment 1, the Company’s operations include a quarry network of over 250 locations, and there are no factors that cause us to believe that any one property is a material property pursuant to Item 1304 of Regulation S-K. Accordingly, we believe that disclosure of aggregate production amounts by segment and product type, similar to the disclosure below, would provide an investor with a better understanding of the Company’s

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properties and mining operations in the aggregate as compared to disclosing production amounts by property.
In future filings, we will clarify and expand our disclosure to add the production volumes by segment substantially to the following effect:

	Hard Rock Tons (000s)				Sand And Gravel Tons (000s)
Fiscal Year	West	East	Cement	Total	West	East	Cement	Total
2021	10,763	25,338	2,904	39,005	19,127	7,075	-	26,202
2020	8,993	24,663	3,078	36,734	18,180	6,425	-	24,605
2019	9,155	21,695	2,949	33,799	14,075	6,275	-	20,350

3.For each mineral resource and reserve estimate please disclose the price, selected by a qualified person, which provides a reasonable basis for establishing the prospects of economic extraction as required by Item 1303(b)(3)(iv) of Regulation S-K.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the economic viability of our reserves was determined by using our Fiscal 2021 aggregates average sales prices. These figures were compared to our average production costs, which were between $5 and $7 per ton. The average sales price for each product category depends on type of product sold, geography, market and its end use. For Fiscal 2021, our aggregates average sales prices by segment per ton were as follows:

	West	East
Hard rock	$9.06	$13.21
Sand and Gravel	$10.91	$8.32

These average sales prices for hard rock and sand and gravel represented the 2021 market value of the extractable reserves using a reasonable and justifiable price. Our consolidated average selling prices by product are disclosed on Page 44 of the Form 10-K. Our Cement segment further processes the aggregates into cement materials and, therefore, the Fiscal 2021 average sales price of $120.24 per ton of cement is not comparable to our Fiscal 2021 average sales prices of hard rock or sand and gravel. Our Cement segment currently does not externally sell aggregates materials directly to customers. Average sales prices for hard rock, as well as for sand and gravel, are considered stable, and have increased 70 of the last 75 years according to the United States Geological Survey.
The qualified person has reviewed our mine plans and exploration data. Prior to acquiring reserves, we and the qualified person perform appropriate economic analyses to ensure these sites are viable aggregate operations. The qualified person considered that work in preparation of our reserve disclosures in the Form 10-K, noting there had been no significant deterioration of market conditions or reserve conditions from those initial studies. The qualified person reviewed the mine plans, mining methods, and market conditions ranges for operating (production) costs, as well as the Fiscal 2021 aggregates average sales prices when considering the economic viability of the operations.

July 12, 2022

In future filings, we will provide the price disclosure required by Item 1303(b)(3)(iv) of Regulation S-K in footnotes to the summary resource and reserve tables substantially to the following effect:

“The prices used in estimating the hard rock resources and reserves were determined by using average selling prices ranging from $9.00 to $14.00 per ton, depending on location and market. The prices used in estimating the sand and gravel resources and reserves were determined by using average selling prices ranging from $8.00 to $11.00 per ton, depending on location and market. These prices were selected by the qualified person and are based on our average sales prices per ton realized in 2021.”

4.For each mineral resource and reserve estimate please disclose the specific point of reference selected by a qualified person pursuant to Item 1303(b)(3)(v) of Regulation S-K. For example, clarify if resources and reserves and presented in-situ, prior to processing, as saleable products, or other.
The Company acknowledges the Staff’s comment and acknowledges that (i) the point of reference for the mineral reserves is saleable product and (ii) the point of reference for the mineral resources is in-situ. The mineral reserves have a high degree of geologic certainty as well as detailed mining and processing plans. As such, a loss factor has been applied to consider the reserve as saleable. This is derived from in-situ tons by deducting mining and processing losses and can range depending on the operation from a low of 5% to a high of approximately 30%. This modifying factor is based on geologic, mining and processing experience and applied to the reserves on a case-by-case basis. Resources are considered in-situ as there is either a lack of detailed geologic information or detailed mining and processing plans in place. In-situ is considered as the material in place, in the ground and no modifying factor is applied to the volumetric calculations.
In future filings, we will provide the point of reference disclosure required by Item 1303(b)(3)(v) of Regulation S-K in footnotes to the summary resource and reserve tables substantially to the following effect:

“All mineral resources are reported as in-situ tons. All mineral reserves are reported as saleable tons.”
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Please do not hesitate to call me at (303) 515-5165 with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

Very truly yours,

SUMMIT MATERIALS, INC.

/s/ Brian J. Harris
Brian J. Harris
EVP and Chief Financial Officer

cc: Summit Materials, Inc.
Christopher B. Gaskill, EVP, Chief Legal Officer and Secretary